VIA EDGAR

January 23, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:       Tyler Howes

Re:	Sagimet Biosciences Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-276664

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Sagimet Biosciences Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 25, 2024 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jennifer Porter at (415) 207-7806.

If you have any questions regarding this request, please contact Jennifer Porter of Goodwin Procter LLP at (445) 207-7806.

Sincerely,
SAGIMET BIOSCIENCES INC.

/s/ David Happel
David Happel
President and Chief Executive Officer

cc:	Elizabeth Rozek, Esq., Sagimet Biosciences Inc.

Rachael Bushey, Goodwin Procter LLP

Jennifer Porter, Goodwin Procter LLP